  Exhibit 99.5
FOURTH AMENDING AGREEMENT TO FOURTH AMENDED AND
RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 9th day of April, 2018.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank
(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

DENISON MINES INC., a corporation amalgamated under the laws of the Province of Ontario
(herein in its capacity as the borrower, “DMI”)

- and -

DENISON MINES CORP., a corporation amalgamated under the laws of the Province of Ontario
(herein in its capacity as the guarantor, “DMC” and, together with DMI, the “Obligors”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY THERETO (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Obligors, the Lenders and the Administrative Agent entered into a fourth amended and restated credit agreement dated as of January 30, 2015, (as amended by amending agreements dated January 27, 2016, January 31, 2017 and January 19, 2018, the “Credit Agreement”);

AND WHEREAS the parties hereto wish to, inter alia, amend a certain provision of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms.
All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENT TO CREDIT AGREEMENT

2.1 General Rule.
Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Tangible Net Worth Definition.
The definition of “Tangible Net Worth” in section 1.1 of the Credit Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

““Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with International Financial Reporting Standards, be classified upon the consolidated balance sheet of the Parent as goodwill (without taking into account any future income tax assets that may be classified as goodwill) and intangible assets.”

2.3 Tangible Net Worth Covenant.
Section 11.1(o) of the Credit Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“Tangible Net Worth. The Parent shall, at all times, cause the consolidated Tangible Net Worth to be greater than or equal to $131,000,000.”

2.4 Compliance Certificate and Calculation Worksheet.
Schedule B of the Credit Agreement is hereby amended by deleting it in its entirety and replacing it with the Schedule B attached to this Fourth Amending Agreement.

ARTICLE 3
CONDITIONS PRECEDENT

3.1 Conditions Precedent.
This agreement shall not become effective until the Administrative Agent, for and on behalf of the Lenders, has received from the Obligors (i) an officer certificate of a senior officer of each Obligor with respect to such matters as the Administrative Agent may reasonably request, and (ii) except as delivered under the Existing Credit Agreement, share certificates representing all of the issued and outstanding shares of the Borrower duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or as otherwise required under Applicable Law.

ARTICLE 4
MISCELLANEOUS

4.1 No Default.
The Obligors represent and warrant to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

4.2 Future References to the Credit Agreement.
On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

4.3 Governing Law.
This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.4 Enurement.
This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

4.5 Further Assurances.
The Obligors shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

4.6 Counterparts.
This agreement may be executed and delivered in one or more original, emailed (in ..pdf format), faxed or by other electronic means, signed counterparts, and by different parties in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

4.7 Confirmation of Security.
Each Obligor confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon such Obligor and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement as constituted hereby and the execution and delivery and effectiveness of this agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, each Obligor hereby confirms that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document continues in full force and effect.

[Remainder of page intentionally blank.]
  Fourth Amending Agreement

IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

Denison Mines Inc. 1100 - 40 University Avenue Toronto, ON M5J 1T1	DENISON MINES INC.
	By:	“Signed”
Attention: Chief Financial Officer Telefax: (416) 979-5893	By:	Name: David Cates Title: President & CEO “Signed”
Name: Gabriel McDonald Title: Chief Financial Officer

Denison Mines Corp. 1100 - 40 University Avenue Toronto, ON M5J 1T1	DENISON MINES CORP.
	By:	“Signed”
Attention: Chief Financial Officer Telefax: (416) 979-5893	By:	Name: David Cates Title: President & CEO “Signed”
Name: Gabriel McDonald Title: Vice President, Finance and CFO
  Fourth Amending Agreement

The Bank of Nova Scotia Corporate Banking – Loan Syndications 40 King St. West – 55th Floor Toronto, Ontario M5W 2X6	THE BANK OF NOVA SCOTIA, as Administrative Agent
Attention: Managing Director	By:	“Signed”
Telefax: (416) 866-3329		Name: Elizabeth Daponte Title: Managing Director

	By:	“Signed”
Name: Alyssa Senwasane
Title: Associate Director

The Bank of Nova Scotia Corporate Banking – Global Mining Scotia Plaza, 62nd Floor 40 King Street West	THE BANK OF NOVA SCOTIA, as Lender
Toronto, Ontario M5W 2X6	By:	“Signed”
Name: Elizabeth Daponte
Attention: Managing Director		Title: Managing Director
Telefax: (416) 866-2009	By:	“Signed”
Name: Alyssa Senwasane
Title: Associate Director

  Fourth Amending Agreement

SCHEDULE B
Compliance Certificate

TO:	THE BANK OF NOVA SCOTIA
I, ____________________, the [senior financial officer] of Denison Mines Corp, hereby certify that:

1.
I am the duly appointed [<@>] of Denison Mines Corp., the parent named in the fourth amended and restated credit agreement made as of January 30, 2015 (as amended to the date hereof, the “Credit Agreement”) between, Denison Mines Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Denison Mines Corp. and Denison Mines Inc. pursuant to the Credit Agreement.

2.
I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.
To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the amount and financial ratio as contained in Section 11.1(o) of the Credit Agreement is as follows and detailed calculations thereof are attached hereto:

	Actual Amount or Ratio	Required Amount or Ratio
(a) Tangible Net Worth	_______	$131,000,000

4.
1Attached hereto is a revised updated Schedule E of the Credit Agreement.

5.
Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

1Only required to extent necessary pursuant to Section 10.1(n) of the Credit Agreement.

  Fourth Amending Agreement

CALCULATION WORKSHEET

Tangible Net Worth
Actual:

Equity as of financial statements dated [ ]	$
Less:
Goodwill and other intangible assets	$<@>
Tangible Net Worth	$<@>

Minimum Required:

Minimum Level	$131,000,000

Compliance                                [Yes]/[No]

  Fourth Amending Agreement